Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Amendment No. 1 to the Registration Statement (Form S-3 No. 333-221353) and related Prospectus of Phillips 66 Partners LP for the registration of 6,304,204 common units and 15,201,775 Series A perpetual convertible preferred units, and to the incorporation by reference therein of our reports dated February 17, 2017, with respect to the consolidated financial statements of Phillips 66 Partners LP and the effectiveness of internal control over financial reporting of Phillips 66 Partners LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

November 20, 2017